Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

June 28, 2024

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attn:	Daniel Crawford

Re:	Aditxt, Inc. Preliminary Proxy Statement on Schedule 14A Response dated June 21, 2024 File No. 001-39336

Dear Mr. Crawford:

This letter sets forth the response of Aditxt, Inc., a Delaware corporation (the “Company”), to the comment received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on June 26, 2024 concerning the Company’s response to the Staff’s comment letter dated June 18, 2024.

Correspondence Dated June 21, 2024

1.	We note your response to prior comment 1 and reissue as it still appears that the Exchange Agreements were not separate and apart from the Merger Agreement. We note the Form 8-K filed by Evofem Biosciences, Inc. on December 27, 2023 indicates that “[p]rior to the Consummation of the Merger Agreement, the Aditxt and the Holders shall enter into an exchange agreement (the ‘Aditxt Exchange Agreement’) whereby the shares of the Company’s Series F-1 Preferred Stock will be exchanged for Aditxt preferred stock.” Additionally, we note Section 6.23 of the Merger Agreement included as Exhibit 2.1 in your Form 8-K filed December 12, 2023 references certain Exchange Agreements to be entered into prior to closing. Please revise your preliminary proxy statement to provide the disclosures required by Items 11, 13 and 14 of Schedule 14A with respect to those matters, as applicable, pursuant to Note A of Schedule 14A. Alternatively, please provide us with analysis supporting why such disclosure is not required.

Response:

In response to the Staff’s comment, the Company has removed Proposal No. 3 from its revised Preliminary Proxy Statement on Schedule 14A and respectfully submits that it if and when it submits such proposal to its stockholders at a later date, it will include the disclosures required by Items 11, 13 and 14 of Schedule 14A in such Proxy Statement on Schedule 14A.

If you have any questions relating to any of the foregoing, please contact Sean F. Reid of Sheppard, Mullin, Richter & Hampton LLP at (212) 896-0610.

Very truly yours,

/s/ Sean F. Reid
Sean F. Reid
Sheppard, Mullin, Richter & Hampton LLP

cc: Amro Albanna, CEO